SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 3)

                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  American Depositary Shares ("L Share ADSs"),
                      each representing 20 Series L Shares
            ("L Shares") American Depositary Shares ("A Share ADSs"),
                each representing 20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                         02364W105 for L Share ADSs (1)
                         02364W204 for A Share ADSs (2)
                ------------------------------------------------
                                 (CUSIP Number)


                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                 (525) 5540-9225
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 25, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Continued on the following pages)
                              (Page 1 of 33 Pages)



----------------------
(1) CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.
(2) CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No.   02364W105 L Share ADSs    13D                     Page 2 of 33 Pages
            02364W204 A Share ADSs

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Helu

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              40,000 A Shares and 100,000 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 40,000 A Shares and 100,000 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,179,030 A Shares and 2,880,322,833 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 3 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              8,132 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,132 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,880,230,965 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 4 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Marco Antonio Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              8,132 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,132 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,880,230,965 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 5 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Patrick Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              8,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,880,230,967 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 6 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Maria Soumaya Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              8,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares 2,880,230,967 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 7 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Vanessa Paola Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO and PF (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              498,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 498,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,880,720,967 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.2% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 8 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Johanna Monique Slim Domit

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
                              570,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,880,222,833 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 570,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,880,222,833 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,880,792,967 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 28.2% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       IN

CUSIP No.   02364W105 L Share ADSs    13D                     Page 9 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       America Telecom, S.A. de C.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
    BENEFICIALLY              48,139,030 A Shares and 2,854,800,797 L Shares
      OWNED BY                (See Items 5(a) and 5(b))
   EACH REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH
                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,854,800,797 L Shares
                              (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,139,030 A Shares and 2,854,800,797 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.3% of A Shares and 27.9% L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       HC

CUSIP No.   02364W105 L Share ADSs    13D                    Page 10 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grupo Carso, S.A. de C.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
    BENEFICIALLY              6,000,000 L Shares (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH            10    SHARED DISPOSITIVE POWER
                              6,000,000 L Shares (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,000,000 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       HC

CUSIP No.   02364W105 L Share ADSs    13D                    Page 11 of 33 Pages
            02364W204 A Share ADSs


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grupo Financiero Inbursa, S.A. de C.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO and WC (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES            8    SHARED VOTING POWER
    BENEFICIALLY              19,422,036 L Shares (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH            10    SHARED DISPOSITIVE POWER
                              19,422,036 L Shares (See Items 5(a) and 5(d))

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,422,036 L Shares (See Item 5(a))

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2% of L Shares (See Item 5(a))

 14    TYPE OF REPORTING PERSON

       HC

Item 1.  No Change.

Item 2.  Identity and Background.

         This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

         (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of America Telecom, S.A. de C.V. ("America Telecom"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI").

         (2) America Telecom is a sociedad anonima de capital variable organized under the laws of the United Mexican States. America Telecom is a holding company that owns a majority of the outstanding voting equity securities of the Issuer. On November 30, 2001, the spin-off (the "Spin-Off") of America Telecom from Carso Global Telecom, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("CGT"), was approved by the shareholders of CGT. For an initial period after the date of the Spin-Off, America Telecom shares were not traded separately from CGT shares and could only be owned or traded together with the CGT shares. Distribution of America Telecom shares is expected to occur in May 2002. As a result of the Spin-Off, America Telecom acquired all of the L Shares and A Shares (and L Share ADSs and A Share
ADSs) previously deemed to be beneficially owned by CGT, and CGT ceased being a reporting person with respect to the equity securities of the Issuer.

         (4) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable and aluminum wires.

         (5) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

         The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of America Telecom, Carso and GFI are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         All of the A Shares and L Shares (and A Share ADSs and L Share ADSs) beneficially owned by America Telecom were acquired directly by America Telecom as a result of the Spin-Off. Except as set forth below, all of the A Shares and L Shares (and A Share ADSs and L Share ADSs) owned or controlled by the other Reporting Persons were acquired as a result of the spin-off (the "Telmex Spin-Off") of the Issuer from Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States. Since the Telmex Spin-Off, (i) GFI has purchased a net amount of 1,000,000 L Shares for an aggregate amount of approximately US$626,100, and (ii) Mrs. Vanessa Paola Slim Domit's husband, Mr. Daniel Hajj Aboumrad, has purchased a net amount of 90,000 L Shares for approximately US$56,000. The funds used to purchase such L Shares were obtained from the working capital of GFI and Mr. Aboumrad's personal funds.

Item 4.  Purpose of Transaction.

         As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 16, 2001, CGT and SBC International, Inc. ("SBC") are parties to a series of agreements (the "AM Agreements") which govern the ownership and voting of any and all future AA Shares, no par value (collectively, the "AA Shares"), of the Issuer, owned by such persons. Pursuant to the Spin-Off, America Telecom has succeeded to the rights and obligations of CGT under the AM Agreements. As of the date hereof, America Telecom and, to the best of the Reporting Persons' knowledge, SBC currently own, in the aggregate, approximately 65.7% and 27.8%, respectively, of the issued and outstanding AA Shares.

         Through its direct ownership of A Shares and AA Shares and its power to vote the AA Shares owned by SBC under the AM Agreements, America Telecom may be deemed to control the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals, which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons have the following interests in A Shares and L Shares:

                                           A Shares(1)               L Shares(2)
                                   ------------------------   --------------------------
                                     Number      % of Class     Number        % of Class
                                   ----------    ----------   ----------      ----------
Carlos Slim Helu(3)............... 48,179,030       15.3%     2,880,322,833     28.1%
Carlos Slim Domit(4).............. 48,139,030       15.3%     2,880,230,965     28.1%
Marco Antonio Slim Domit(5)....... 48,139,030       15.3%     2,880,230,965     28.1%
Patrick Slim Domit(6)............. 48,139,030       15.3%     2,880,230,967     28.1%
Maria Soumaya Slim Domit(7)....... 48,139,030       15.3%     2,880,230,967     28.1%
Vanessa Paola Slim Domit(8)....... 48,139,030       15.3%     2,880,720,967     28.2%
Johanna Monique Domit(9).......... 48,139,030       15.3%     2,880,792,967     28.2%
America Telecom(10)............... 48,139,030       15.3%     2,854,800,797     27.9%
Carso(11).........................         --       --            6,000,000      0.1%
GFI...............................         --       --           19,422,036      0.2%


(1) Based upon 314,919,886 A Shares outstanding as of April 12, 2002. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.
(2) Based upon 9,002,278,668 L Shares outstanding as of April 12, 2002. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,181,973,897 AA Shares held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001. Except as otherwise indicated, all L Shares are held in the form of L Shares.
(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and America Telecom by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.
(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.
(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.
(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.
(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.
(8) Includes 498,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.
(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.
(10) Assumes that America Telecom has purchased all of the L Shares that it is obligated to purchase under the Forward Share Purchase Transactions described in Item 6 of this statement. Includes 1,532,214,660 L Shares held in the form of L Share ADSs.
(11) All L Shares owned by Carso are held in the form of L Share ADSs.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso and GFI, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

         (c) Not Applicable.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso and GFI, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Slim Family beneficially owns, directly and indirectly, a majority of the issued and outstanding voting equity securities of CGT. CGT has entered into matched put and call options to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share
ADSs) on the terms indicated below. Each such option is exercisable only on its maturity date, and may be settled in cash or L Shares.

                                           Number of    Strike Price     Net Aggregate
Counterparty            Maturity Date       L Shares     per L Share        Premiums
------------            -------------       --------     -----------        --------
Chase Manhattan Bank   August 30, 2004    30,000,000      US$1.0826       US$6,142,909
Chase Manhattan Bank   August 30, 2004    21,000,000         1.0306          4,074,841
Chase Manhattan Bank   August 30, 2004    19,000,000         1.0320          3,735,894
Chase Manhattan Bank   August 30, 2004    16,000,000         0.9103          2,775,305
J.P. Morgan & Co.      August 30, 2004    14,000,000         0.9582          2,549,144


         Additionally, CGT has entered into Forward Share Purchase Transactions which, pursuant to the Spin-Off, have been transferred to America Telecom, which is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this statement are treated as beneficially owned by America Telecom.

                                          Number of      Purchase Price
Counterparty        Maturity Date          L Shares       per L Share      Interest Rate
------------        -------------          --------       -----------      -------------
J.P. Morgan & Co.   November 4, 2003        44,000,000      US$0.7916      LIBOR + 1.36%
                                                                             per annum
J.P. Morgan & Co.   September 18, 2003     150,000,000         0.6145      LIBOR + 1.36%
                                                                             per annum

         Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.  Materials to be Filed as Exhibits.

Exhibit Number       Description                           Page Number
--------------       -----------                           -----------

1                    Powers of Attorney                             22
2                    Joint Filing Agreement                         32

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         -----------------------------------

         Carlos Slim Domit                        By: /s/ Eduardo Valdes Acra
                                                      -----------------------
         -----------------------------------          Name: Eduardo Valdes Acra
                                                      Title: Attorney-in-Fact
         Marco Antonio Slim Domit                     Date: April 25, 2002

         -----------------------------------

         Patrick Slim Domit

         -----------------------------------

         Maria Soumaya Slim Domit

         -----------------------------------

         Vanessa Paola Slim Domit

         -----------------------------------

         Johanna Monique Slim Domit

         America Telecom, S.A. de C.V.


         -----------------------------------
         By:  Eduardo Valdes Acra
         Title:  Attorney-in-Fact

         Grupo Carso, S.A. de C.V.


         -----------------------------------
         By:  Eduardo Valdes Acra
         Title:  Attorney-in-Fact

         Grupo Financiero Inbursa, S.A. de C.V.


         -----------------------------------
         By:  Eduardo Valdes Acra
         Title:  Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                          Principal Occupation
----                          --------------------

Carlos Slim Helu              Chairman of the Board of Telefonos de Mexico, S.A.
                              de C.V., America Movil, S.A. de C.V. and Carso
                              Global Telecom, S.A. de C.V.

Carlos Slim Domit             Chairman of Grupo Carso, S.A. de C.V. and
                              President of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit      Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit            Vice President of Commercial Markets of Telefonos
                              de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit      President of Museo Soumaya

Vanessa Paola Slim Domit      Private Investor

Johanna Monique Slim Domit    Private Investor

                          AMERICA TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu                        Chairman of the Board of Telefonos de
(Director and Chairman of the Board)    Mexico, S.A. de C.V., America Movil,
                                        S.A. de C.V. and Carso Global Telecom,
                                        S.A. de C.V.

Jaime Chico Pardo (Director             Chief Executive Officer of Telefonos de
and Vice Chairman of the Board)         Mexico, S.A. de C.V.

Claudio X. Gonzalez Laporte             Chairman of the Board of Kimberly Clark
(Director)                              de Mexico, S.A. de C.V.

Jose Kuri Harfush (Director)            President of Productos Dorel, S.A. de
                                        C.V.

Juan Antonio Perez Simon (Director)     Vice-Chairman of Telefonos de Mexico,
                                        S.A. de C.V.

Carlos Slim Domit (Director)            Chairman of Grupo Carso, S.A. de C.V.
                                        and President of Grupo Sanborns, S.A. de
                                        C.V.

Executive Officers

Daniel Hajj Aboumrad (Chief
Executive Officer)                      Chief Executive Officer of Radiomovil
                                        Dipsa, S.A. de C.V.

                            GRUPO CARSO, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                        Principal Occupation
-----------------                        --------------------
Directors

Carlos Slim Helu                         Chairman of the Board of Telefonos de
(Director and Chairman Emeritus)         Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.

Carlos Slim Domit (Director and          Chairman of Grupo Carso, S.A. de C.V.
Chairman of the Board)                   and President of Grupo Sanborns, S.A.
                                         de C.V.

Antonio Cosio Arino (Director)           Independent Investor

Fernando G. Chico Pardo (Director)       President of Promecap, S.C.

Jaime Chico Pardo (Director)             Chief Executive Officer of Telefonos de
                                         Mexico, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)   Chairman of the Board of Kimberly Clark
                                         de Mexico, S.A. de C.V.

Rafael Moises Kalach Mizrahi (Director)  President of Grupo Kaltex, S.A. de C.V.

Jose Kuri Harfush (Director)             President of Productos Dorel, S.A. de
                                         C.V.

Juan Antonio Perez Simon (Director)      Vice-Chairman of Telefonos de Mexico,
                                         S.A. de C.V.

Bernardo Quintana Isaac (Director)       Chairman of the Board and President of
                                         Empresas ICA Sociedad Controladora,
                                         S.A. de C.V.

Patrick Slim Domit (Director)            Vice President of Massive Markets of
                                         Telefonos de Mexico, S.A. de C.V. and
                                         Chairman of Ferrosur, S.A. de C.V.

Agustin Santamarina Vazquez (Director)   Of Counsel of Santamaria y Steta, S.C.

Executive Officers

Humberto Gutierrez-Olvera Zubizarreta    President of Grupo Carso, S.A. de C.V.
(President)                              and President of Condumex, S.A. de C.V.

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                        Principal Occupation
-----------------                        --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)     Chairman of the Board of Telefonos de
                                         Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.

Marco Antonio Slim Domit                 Chairman of Grupo Financiero Inbursa,
(Chairman of the Board)                  S.A. de C.V.

Eduardo Valdes Acra                      Chief Executive Officer of Inversora
(Vice-Chairman of the Board)             Bursatil, S.A. de C.V.

Antonio Cosio Arino (Director)           Independent Investor

Angeles Espinosa Yglesias (Director)     Independent Investor

Agustin Franco Macias (Director)         Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)   Chairman of the Board of Kimberly Clark
                                         de Mexico, S.A. de C.V.

Jose Antonio Chedraui Obeso (Director)   President of Grupo Comercial Chedraui,
                                         S.A. de C.V.

Juan Antonio Perez Simon (Director)      Vice-Chairman of Telefonos de Mexico,
                                         S.A. de C.V.

David Ibarra Munoz (Director)            Independent Economist

Mr. Carlos Fernandez Gonzalez (Director) General Manager and Vice-President of
                                         Grupo Modelo, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)     Chairman of Grupo Financiero Inbursa,
                                         S.A. de C.V.

                                    EXHIBIT I

                                POWER OF ATTORNEY

         The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for him and in his name, place and stead and on his behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) his beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) his beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of his beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on his behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Carlos Slim Helu
                                         ----------------------------
                                         Carlos Slim Helu

                                POWER OF ATTORNEY

                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for him and in his name, place and stead and on his behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) his beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) his beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of his beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on his behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Carlos Slim Domit
                                         ----------------------------
                                         Carlos Slim Domit

                                POWER OF ATTORNEY

         The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for him and in his name, place and stead and on his behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) his beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) his beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of his beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on his behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Marco Antonio Slim Domit
                                         ----------------------------
                                         Marco Antonio Slim Domit

                                POWER OF ATTORNEY

                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for him and in his name, place and stead and on his behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) his beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) his beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of his beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on his behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Patrick Slim Domit
                                         ----------------------------
                                         Patrick Slim Domit

                                POWER OF ATTORNEY

         The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for her and in her name, place and stead and on her behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) her beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) her beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of her beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on her behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Maria Soumaya Slim Domit
                                         ----------------------------
                                         Maria Soumaya Slim Domit

                                POWER OF ATTORNEY

         The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for her and in her name, place and stead and on her behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) her beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) her beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of her beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on her behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Vanessa Paola Slim Domit
                                         ----------------------------
                                         Vanessa Paola Slim Domit

                                POWER OF ATTORNEY

                  The undersigned hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for her and in her name, place and stead and on her behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to

         (i) her beneficial ownership (direct or indirect) of any securities of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., America Telecom, S. A. de C.V., U.S. Commercial Corp., S.A. de C.V. or America Movil, S.A. de C.V., each a sociedad anonima de capital variable organized under the laws of the United Mexican States (collectively, the "Companies"),

         (ii) her beneficial ownership (direct or indirect) of any securities the undersigned may be deemed to beneficially own by reason of her beneficial ownership of securities of the Companies, and

         (iii) any securities beneficially owned by the undersigned other than through any of the Companies, which securities are required by applicable law to be aggregated in any Filing in which any of the Companies is a reporting person, and to file on her behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         /s/ Johanna Monique Slim Domit
                                         ------------------------------
                                         Johanna Monique Slim Domit

                                POWER OF ATTORNEY

         The undersigned, an authorized signatory of America Telecom S.A. de C.V. (the "Company"), hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as the Company's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for the Company and in the Company's name, place and stead and on the Company's behalf, in any and all capacities, to sign any Form 3, 4, or 5 or
Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to the Company's beneficial ownership (direct or indirect) of any securities it may be deemed to beneficially own, and to file on the Company's behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as the Company might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


                                         AMERICA TELECOM, S.A. de C.V.


                                         /s/ Alejandro Escoto Cano
                                         ----------------------------
                                         By: Alejandro Escoto Cano
                                         Title: Attorney-in-Fact

                                POWER OF ATTORNEY

         The undersigned, an authorized officer of Grupo Carso, S.A. de C.V. (the "Company"), hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as the Company's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for the Company and in the Company's name, place and stead and on the Company's behalf, in any and all capacities, to sign any Form 3, 4, or 5 or
Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to the Company's beneficial ownership (direct or indirect) of any securities it may be deemed to beneficially own, and to file on the Company's behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as the Company might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002


GRUPO CARSO, S.A. de C.V.                     GRUPO CARSO, S.A. de C.V.

/s/ Humberto Gutierrez-Olvera Zubizarreta     /s/ Quintin H. Botas Hernandez
-----------------------------------------     ------------------------------
By: Humberto Gutierrez-Olvera Zubizarreta     By: Quintin H. Botas Hernandez
Title: Attorney-in-Fact                       Title: Attorney-in-Fact

                                POWER OF ATTORNEY

         The undersigned, an authorized officer of Grupo Financiero Inbursa, S.A. de C.V. (the "Company"), hereby constitutes and appoints Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, as the Company's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for the Company and in the Company's name, place and stead and on the Company's behalf, in any and all capacities, to sign any Form 3, 4, or 5 or Schedule 13D or 13G, and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (each a "Filing"), relating to the Company's beneficial ownership (direct or indirect) of any securities it may be deemed to beneficially own, and to file on the Company's behalf any such Filings required to be filed pursuant to the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as the Company might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2005.

April 25, 2002

                                         GRUPO FINANCIERO
                                         INBURSA, S.A. de C.V.


                                         /s/ Raul Zepeda
                                         ----------------------------
                                         By: Raul Zepeda
                                         Title: Attorney-in-Fact

                                   EXHIBIT II

                             JOINT FILING AGREEMENT

         THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 25th day of April 2002, by and among Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States, Grupo Carso, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States, America Telecom, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States, and Grupo Financiero Inbursa, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States.

         The parties hereto hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or
Schedule 13D or 13G relating to their ownership (direct or otherwise) of any securities, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings"), required to be filed by any or all of them pursuant to the United States Securities Exchange Act of 1934, as amended. Each of the parties hereto hereby further agrees and covenants to the other parties that such party will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.


     Carlos Slim Helu

     ------------------------------------         By: /s/ Eduardo Valdes Acra
                                                      -----------------------
     Carlos Slim Domit                                Eduardo Valdes Acra
                                                      Attorney-in-Fact
     ------------------------------------             April 25, 2002

     Marco Antonio Slim Domit

     ------------------------------------

     Patrick Slim Domit

     ------------------------------------

     Maria Soumaya Slim Domit

     ------------------------------------

     Vanessa Paola Slim Domit

     ------------------------------------

     Johanna Monique Slim Domit


     CARSO GLOBAL TELECOM, S.A. DE C.V.

     ------------------------------------
     By:  Eduardo Valdes Acra
     Title:  Attorney-in-Fact

     GRUPO CARSO, S.A. DE C.V.

     ------------------------------------
     By:  Eduardo Valdes Acra
     Title:  Attorney-in-Fact

     GRUPO FINANCIERO INBURSA, S.A. DE C.V.

     ------------------------------------
     By:  Eduardo Valdes Acra
     Title:  Attorney-in-Fact

     AMERICA TELECOM, S.A. DE C.V.

     ------------------------------------
     By: Eduardo Valdes Acra
     Title: Attorney-in-Fact